Beyond Wellness, Inc.
A Nevada Corporation

Financial Statement and Independent Auditor's Report

February 11, 2021 (inception)

Beyond Wellness, Inc.

TABLE OF CONTENTS



To the Board of Directors
Beyond Wellness, Inc.
Carson City, Nevada

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying balance sheet of Beyond Wellness, Inc. (the "Company) as of February 11, 2021 (inception) and the related notes to the financial statement.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Beyond Wellness, Inc. as of February 11, 2021 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of Beyond Wellness, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations and has not generated revenue or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Beyond Wellness, Inc.'s ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Beyond Wellness, Inc.’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Beyond Wellness, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
July 23, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BEYOND WELLNESS, INC.
BALANCE SHEET
As of February 11, 2021 (inception)

ASSETS

Current Assets:		
Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	-
Stockholders' Equity:		
Common stock, $1.00 par, 1,000 shares authorized, zero shares issued and outstanding as of February 11, 2021 (inception)		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

-3-

NOTE 1: NATURE OF OPERATIONS

Beyond Wellness, Inc. (the "Company"), is a corporation organized on February 11, 2021 under the laws of Nevada. The Company changed its name from Beyond Wellness Fitness to Beyond Wellness, Inc. on April 15, 2021. On March 31, 2021, the Company entered into an agreement to purchase the assets of Beyond Wellness LLC. The Company was founded to connect science and technology with fitness to provide real and accurate information allowing fitness enthusiasts the ability to achieve greater results. The Company uses technology to decode DNA and apply research to create a nutrition and fitness plan uniquely designed for the customer.

As of February 11, 2021 (inception), the Company had not commenced planned principal operations nor generated revenue. The Company also has unknown impacts from the ongoing COVID-19 pandemic. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced substantial operations, plans to incur significant costs in pursuit of its capital financing plans and has not generated revenue or profits since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 1,000 shares of $1.00 par value common stock. No shares were issued or outstanding as of February 11, 2021 (inception).

See Note 6 for the amended capital structure and stock issuances subsequent to February 11, 2021 (inception).

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Acquisition of Business

On March 31, 2021, the Company ("Buyer") entered into an agreement with Beyond Wellness LLC. ("Seller") to buy the Seller's assets for $400,000, with $70,000 in the form of an unsecured note payable and $330,000 in the form of future royalty payments. The note bears interest at 4%, with the balance due in one lump sum payment on or before the date that is 36 months from the sale date, on March 31, 2024. Interest shall accrue monthly on the principal amount and shall be paid along with the principal on the due date. The Buyer, at its option, may pre-pay the note and accrued interest in full or in part, at any time. The royalty portion is to be paid by payment of one dollar ($1.00) on each DNA test purchased by customers, net of refunds, due and payable on a quarterly basis on the last day of the second quarter following the quarter in which the sales were made, up to a maximum royalty of $330,000.

BEYOND WELLNESS, INC.
NOTES TO THE FINANCIAL STATEMENT
As of February 11, 2021 (inception)

Issuance of Shares

On May 3, 2021, the Company authorized the issuance of common stock to its founders:

- Allyson Enterprises Inc.: 2,000,000 shares of common stock in exchange for a $25,000 investment;
- JKKP Properties LLC: 2,000,000 shares of common stock in exchange for a $25,000 investment; and
- DPP Enterprises Inc.: 200,000 shares of common stock and warrants to purchase 200,000 shares of common stock at $0.0001 per share in exchange for a $2,500 investment.

The Company also approved 2,000,000 shares of common stock be reserved for an employee stock ownership plan to be adopted in the future.

Issuance of Promissory Note

On May 7, 2021, the Company entered into a 1-year loan agreement with MJL Media Corporation for $75,000 due May 8, 2022. The loan accrues interest at a fixed interest rate of 8% annually. The loan is not subject to pre-payment penalties and is unsecured.

Amended and Restated Articles of Incorporation

On June 11, 2021, the Company amended its articles of incorporation authorizing 100,000,000 shares of $0.0001 par value common stock and 20,000,000 shares of $0.0001 par value preferred stock, which are designated as follows:

- 800,000 shares of Series A Preferred Stock with an original issuance price of $1.25 per share.
- 1,000,000 shares of Series B Preferred Stock with an original issuance price of $2.50 per share.
- 400,000 shares of Series C Preferred Stock with an original issuance price of $3.75 per share

The amended articles of incorporation authorized a liquidation preference waterfall establishing that if and upon a liquidation event, which is defined in the Company's articles of incorporation and includes mergers, consolidation, sale of the Company, or other disposition events, that the Company's available assets are to be distributed first to the holders of Series A Preferred Stock at $1.25 per share, then to holders of Series B Preferred Stock at $2.50 per share, then to holders of Series C Preferred Stock at $3.75 per share, and all remaining assets thereafter ratably to holders of common stock. All preferred stock are convertible into common stock at the holder's election and are automatically convertible to common stock if and upon an initial public offering at a price per share of $5.00 or greater or upon an affirmative hold of the series holders. The preferred stock is redeemable by the Company at any time at a price per share of $1.75, $2.25, or $4.00 for Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively.

Management's Evaluation

Management has evaluated subsequent events through July 23, 2021, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

Beyond Wellness LLC
A Nevada Limited Liability Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020

Beyond Wellness LLC

TABLE OF CONTENTS



To the Board of Directors
Beyond Wellness LLC
Carson City, Nevada

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Beyond Wellness LLC (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in members' equity, and cash flows for the period from August 25, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beyond Wellness LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from August 25, 2020 (inception) to December 31, 2020 ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Beyond Wellness LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has sustained a net loss of $233,479 and has negative cash flows from operations for the period ended December 31, 2020. The Company has limited liquid assets to satisfy its obligations as they come due with $3,420 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Beyond Wellness LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Beyond Wellness LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Beyond Wellness LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 25, 2021

BEYOND WELLNESS LLC
BALANCE SHEET
As of December 31, 2020

ASSETS

Current Assets:

Cash and cash equivalents	$	3,420
Prepaid expenses		44,064
Inventory		4,990
Total Current Assets		52,474
TOTAL ASSETS	$	52,474

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Current Liabilities:

Accounts payable and accrued expense	$	1,534
Total Current Liabilities		1,534
Members' Equity:		50,940
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	52,474

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

BEYOND WELLNESS LLC
STATEMENT OF OPERATIONS
For the period from August 25, 2020 (inception) to December 31, 2020

Net revenues	$	11,809
Costs of goods sold		(6,639)
Gross profit		5,170
Operating Expenses:		
General & administrative		192,008
Sales and marketing		46,641
Total Operating Expenses		238,649
Net loss	$	(233,479)

BEYOND WELLNESS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the period from August 25, 2020 (inception) to December 31, 2020

	Members' Equity
Balance at August 25, 2020 (inception)	$ -
Member contributions	284,419
Net loss	(233,479)
Balance at December 31, 2020	$ 50,940

BEYOND WELLNESS LLC
STATEMENT OF CASH FLOWS
For the period from August 25, 2020 (inception) to December 31, 2020

Cash Flows From Operating Activities

Net Loss	$	(233,479)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory		(4,990)
(Increase)/Decrease in prepaid expenses		(44,064)
Increase/(Decrease) in accounts payable and accrued expenses		1,534
Net Cash Used In Operating Activities		(280,999)

Cash Flows From Financing Activities

Proceeds from member contributions		284,419
Net Cash Provided By Financing Activities		284,419

Net Change In Cash		3,420
Cash at Beginning of Period		-
Cash at End of Period	$	3,420

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

BEYOND WELLNESS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from August 25, 2020 (inception) to December 31, 2020

NOTE 1: NATURE OF OPERATIONS

Beyond Wellness LLC (the "Company"), is a limited liability company organized on August 25, 2020, under the laws of Nevada. The Company was founded to connect science and technology with fitness to provide real and accurate information allowing fitness enthusiasts the ability to achieve greater results. The Company uses technology to decode DNA and apply research to create a nutrition and fitness plan uniquely designed for the customer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2020.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balance as of December 31, 2020, consists of finished goods. Management reviews its inventory for obsolescence and impairment annually and records any reserves against cost of goods sold as they are identified.

BEYOND WELLNESS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from August 25, 2020 (inception) to December 31, 2020

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. There was no property and equipment of December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"). The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its DNA test kits. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Costs of Goods Sold

Costs of net revenues include the cost of products, supplies, freight, and other direct expenses to its sales. Manufacturing, warehousing, and distribution of the Company's products is outsourced to third parties.

Advertising Expenses

The Company expenses advertising costs as incurred in accordance with ASC 720-35, *"Other Expenses – Advertising Cost."*

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $233,479 and has negative cash flows from operations for the period ended December 31, 2020. The Company has limited liquid assets to satisfy its obligations as they come due with $3,420 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Units

As of December 31, 2020, the Company had an unlimited number of member units.

The sole member made capital contributions of $284,419 for the period ended December 31, 2020.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: SUBSEQUENT EVENTS

Sale of Business

On March 31, 2021, the Company ("Seller") entered into an agreement with Beyond Wellness Fitness, Inc. ("Buyer") to sell the Company's assets to Beyond Wellness Fitness, Inc. for $400,000, with $70,000 in the form of an unsecured note payable and $330,000 in the form of future royalty payments. The note bears interest at 4%, with the balance due in one lump sum payment on or before the date that is 36 months from the sale date. Interest shall accrue monthly on the principal amount and shall be paid along with the principal on the due date. The Buyer, at its option, may pre-pay the note and accrued interest in full or in part, at any time. The royalty portion is to be paid by payment of one dollar ($1.00) on each DNA test purchased by customers, net of refunds, due and payable on a quarterly basis on the last day of the second quarter following the quarter in which the sales were made, to a maximum royalty of three hundred and thirty thousand dollars ($330,000).

Management's Evaluation

Management has evaluated subsequent events through June 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.